

20010497

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ᴀNNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 /2019 AND ENDING 12 / 31 / 2019
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Investment Securities Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street

(No. and Street)

NEW YORK   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alessio Blangiardo   212 - 973 - 7637
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

We, Marco Achon and Alessio Blangiardo, swear (or affirm) that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to Santander Investment Securities Inc., (the "Company") as of and for the year ended December 31, 2019, are true and correct. We further swear (or affirm) that based upon information available to us, neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Marco Achon
Title: Chief Executive Officer

Name: Alessio Blangiardo
Title: Financial and Operations Principal

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flow
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- ☐ (p) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Santander Investment Securities Inc.
45 East 53rd Street, New York, NY 10022   Telephone: (212) 350-3500

Santander Investment Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2019

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Santander Investment Securities Inc.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Santander Investment Securities Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 2, 2020

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	439,854,511
Cash and securities-segregated under federal and other regulations		247,110,757
Deposits with and receivables from clearing organizations and Clearing Broker		1,718,640,255
Receivables from broker-dealers and financial institutions		27,128,477
Receivables from customers		45,600
Receivables from affiliates		1,777,247
Deferred tax assets		6,365,183
Other assets		26,712,339
Total assets		**$ 2,467,634,369**

Liabilities and Stockholder's Equity

Liabilities

Payables to broker-dealers, financial institutions and clearing organizations	$	616,882
Payables to customers		1,915,806,849
Accrued compensation and benefits		30,633,877
Accrued expenses and other liabilities		12,663,703
Income taxes payable		2,682,903
Total Liabilities		1,962,404,214

Stockholder's Equity

Common stock, $0.01 par value —1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	489,999,990
Retained earnings	15,230,155
Total Stockholder's Equity	505,230,155
Total Liabilities and Stockholder's Equity	**$ 2,467,634,369**

See accompanying notes to financial statement.

Santander Investment Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Santander Investment Securities, Inc. (the Company), a Delaware corporation, is wholly owned by Santander Holdings USA, Inc. (the Parent), which, in turn, is wholly owned by Banco Santander, S.A., a Spanish banking corporation (the Ultimate Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered with the Commodity Futures Trading Commission (CFTC) as a Futures Commission Merchant (FCM) and is a member of the National Futures Association (NFA), the New York Stock Exchange LLC (NYSE) and NYSE MKT LLC (NYSE MKT).

The Company is a clearing member of the Chicago Mercantile Exchange Inc. (CME), Chicago Board of Trade, Inc. (CBOT), New York Mercantile Exchange, Inc. (NYMEX), Commodity Exchange, Inc. (COMEX) and Intercontinental Exchange (ICE). The Company clears and executes futures transactions for a customer, the Ultimate Parent, in the various U.S. futures and commodities exchanges on an omnibus basis. As a clearing member of the CME, the Company clears interest rate swap (IRS) transactions for its affiliate.

The Company's business activities include investment banking, institutional sales, trading and offering research reports of Latin American and European equities and fixed income securities. The Company clears its U.S. securities transactions through a third-party broker-dealer (the Clearing Broker) on a fully disclosed basis. International securities transactions are cleared through affiliates and other third parties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates and could have a material impact on the financial statement and accompanying notes.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, and interest-bearing deposits in other banks. Cash and cash equivalents have original maturities of three months or less and, accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value.

Cash and Securities - segregated under federal and other regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (Rule 15c3-3) and segregation rules of the CFTC, the Company is obligated to segregate cash or qualified securities for the exclusive benefit of its customers (see Note 3).

Deposits with Clearing Organizations and Clearing Broker and Receivables from Broker-Dealers, Financial Institutions and Clearing Organizations

Deposits with clearing organizations and Clearing Broker and receivables from broker-dealers, financial institutions and clearing organizations mainly include cash and U.S. treasuries deposited as margin as required by clearing organizations related to the Company's futures business. The deposits include cash of $75,745,581 and $262,921, to satisfy the Company's guaranty deposit requirements as a clearing member of such organizations and Clearing Broker, respectively. (See Note 5).

Receivables from and Payables to Customers

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and Delivery versus Payment and Receipt versus Payment (DVP/RVP) securities transactions, and cash deposits received from the futures customer to cover margin calls from commodity clearing organizations, and net unrealized gains and losses not yet remitted. Payables to customers are primarily cash deposits received related to the Company's commodities and futures business.

Fair Value Measurements

A portion of the Company's assets and liabilities are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. These three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices in active markets for identical unrestricted assets or liabilities, accessible by the Company at the measurement date.

Level 2 – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable level of price transparency.

Level 3 – Unobservable inputs that are significant to the fair value of financial assets or liabilities, which usually are based on the Company's own assumptions about the estimates used by other market participants in valuing similar financial instruments.

Santander Investment Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2019

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and considerations of factors specific to the instrument.

Other Assets

The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that other assets may be impaired. Other assets includes primarily the Company's underwriting receivable activity and ownership interests in ICE which consist of shares purchased as membership and a seat on that exchange. The shares and the seat are reflected at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment, in the statement of financial condition. There were no impairments in 2019.

Foreign Currency

Assets and liabilities denominated in foreign currencies are remeasured into US dollar equivalents at spot foreign exchange rates prevailing as of the date of the statement of financial condition.

Income Taxes

Deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to reverse or be realized. A valuation allowance will be established if the Company determines that it is more likely than not that a deferred tax asset will not be realized.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* and ASU 2018-11 *Targeted Improvements,* in August 2018. The primary effect of this ASU is the requirement of lessees to recognize a right of-use-asset and lease liability for all operating leases with a term greater than 12 months. The right-of-use-asset and lease liability are then derecognized in a manner that effectively yields a straight-line lease expense over the lease term. Lessee accounting requirements for finance leases (previously described as capital leases) and lessor accounting requirements for operating, sales-type, and direct financing leases (sales-type and direct financing leases were both previously referred to as capital leases) are largely unchanged. The Company adopted this ASU on a modified retrospective basis on January 1, 2019 (the effective date), and the impact on the Company's financial statement was immaterial.

Santander Investment Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2019

3. CASH AND SECURITIES — SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2019, qualified securities of $24,859,750 have been segregated on behalf of customers pursuant to the reserve formula requirements of Rule 15c3-3. In addition, cash of $222,251,007 has been segregated pursuant to Regulation 1.20 under the Commodity Exchange Act.

4. FAIR VALUE MEASUREMENTS

The following table presents information about the Company's financial assets measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash and securities — segregated under federal and other regulations				
U.S. Treasuries	$ -	$ 24,859,750	$ -	$ 24,859,750
Receivable from broker dealers, financial institutions, and clearing organization				
U.S. Treasuries	-	349,066,144	-	349,066,144
Securities owned – at fair value Equities and American Depository Receipts	1,096,766	-	-	1,096,766
Other assets				
Money market funds	16,291	-	-	16,291
Mutual funds	1,282,771	-	-	1,282,771
Total other assets	1,299,062	-	-	1,299,062
Total financial assets	$ 2,395,828	$ 373,925,894	$ -	$ 376,321,722

The Company assesses its financial instruments on a periodic basis to determine the appropriate classifications within the fair value hierarchy and any transfers of financial instruments among levels are considered to be effective as of the end of the reporting period. There were no transfers between Level 1 and/or Level 2 classified financial instruments during the year ended December 31, 2019.

There were no purchase, sales, transfers or unrealized gains and losses related to Level 3 financial assets and liabilities during the year ended December 31, 2019. There are no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2019.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, receivables from broker-dealers and financial institutions, receivables from customers, receivable from affiliates, other

assets, payables to broker-dealers and financial institutions, payables to customers, and accrued expenses and other liabilities.

5. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Receivables from and payables to broker-dealers and financial institutions consisted of the following at December 31, 2019:

	Receivables	Payables
Receivables from/payables to broker-dealers and financial institutions	$ 5,031,527	$ -
Securities failed-to-deliver/receive	3,325,999	616,882
Trade date accrual	18,770,951	-
	$ 27,128,477	$ 616,882

The Company clears U.S. securities transactions through the Clearing Broker and international securities transactions through foreign affiliates and broker-dealers. Receivables from brokers, dealers, financial institutions, and clearing organizations represent affiliates balances.

Securities failed-to-deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Trade date accrual represents trade date versus settlement-date accruals related to the Company's trading accounts and the net commissions earned on trades to be settled after year-end for these accounts and the futures contract related activities.

6. OTHER ASSETS

Other assets consisted of the following at December 31, 2019:

Underwriting and syndicate fee receivables	$ 16,292,394
Deferred shares upfront payment	1,778,694
Voluntary deferred compensation	1,299,062
Prepaid assets	1,266,111
Furniture, Fixtures, computer equipment and capitalized internally developed software, net	3,091,648
Other	2,594,544
Exchange memberships	389,886
	$ 26,712,339

Underwriting and syndicate fee receivables represent fee income receivables resulting from capital markets activities.

Deferred shares upfront payment represents payments made to the Ultimate Parent for shares of the Ultimate Parent to be distributed in the future under the deferred compensation plan (see Note 12).

Voluntary deferred compensation represents amounts under a non-qualified deferred compensation arrangement in which funds are invested in an irrevocable trust to be held for the benefit of employees for retirement purposes, commonly known as a "Rabbi Trust", and is recorded at fair value (see Note 4). A corresponding liability of the same amount is included in accrued compensation and benefits in the statement of financial condition. In the event of the Company's insolvency, the assets become part of the Company's assets for creditors and the liabilities become part of general creditor liabilities.

7.   SUBORDINATED LOAN AGREEMENTS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1). Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements.

The Company has a Revolving Note and Cash Subordination Agreement (Revised Subordinated Revolver) with the Parent for up to $895,000,000 bearing a floating rate with an expiration date of October 15, 2021. Borrowings under the Revised Subordinated Revolver bear interest at 1 month Libor + 170 bps. The Company also pays a commitment fee of 55 bps on the undrawn balance.

During the year ended December 31, 2019, the Company did not borrow under the Revised Subordinated Revolver. At December 31, 2019, commitment fee payable of $423,882 was included in accrued expense and other liabilities in the statement of financial condition.

The Company can also borrow three times on a rolling twelve month basis under the Temporary Subordinated Loan Agreement with its Ultimate Parent. The interest rate is dependent on the market rate at the time of the borrowing and the outstanding period of each borrowing.

8.   OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve execution of various securities and futures transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers and certain related entities, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company records customer securities and futures transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company

monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities or other positions when necessary.

At December 31, 2019, the Company maintained cash with major financial institutions, which at times, may exceed federally insured limits set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not subject to any credit risk on its cash.

9.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

Contingent Liabilities

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business.

The Company evaluates the outcome of each contingent matter as appropriate. A liability is established when the loss contingency is probable and the amount is estimable. In many proceedings, however, it is inherently difficult to predict the eventual outcome of the pending matters, the timing of the ultimate resolution of the matters, or the eventual loss, fines or penalties related to the matter.

The Company does not believe, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will have a material adverse effect on the Company's financial position, or liquidity.

Guarantees

In the normal course of business, the Company provides guarantees to clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performancé of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the collateral amount posted. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability was recorded in the statement of financial condition as of December 31, 2019.

Other

The Company executes certain transactions primarily on an agency basis through its Clearing Broker. The Company maintains a collateral deposit at the Clearing Broker in the form of cash. In the event a customer fails to fulfill its obligation, the Company's Clearing Broker has the right to deduct any loss or expense incurred from the deposit account. At December 31, 2019, cash of $262,921 was on deposit at the Clearing Broker and included in deposits with and receivables from clearing organizations and Clearing Broker in the statement of financial condition. The Company did not record any liabilities or losses under this arrangement for the year ended December 31, 2019.

10. RELATED-PARTY TRANSACTIONS

As of and for the year ended December 31, 2019, the related-party balances consisted of the following:

Assets:

Receivables from broker-dealers and financial institutions	$	27,128,477
Receivables from affiliates		1,777,247
Other assets		3,493,517

Liabilities:

Payables to broker-dealers and financial institutions	$	86,634
Payables to customers		1,912,600,277
Accrued expenses and other liabilities		541,081

In the normal course of business, the Company enters into transactions with its affiliates. The Company executes and clears securities and futures transactions on behalf of its affiliates. The Company also executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Pursuant to such arrangements the affiliates pay the Company for commissions and the Company pays the affiliates for clearance and execution services received. At December 31, 2019, commissions receivable from affiliates of $186,194 was included in receivables from affiliates in the statement of financial condition. Also included in accrued expenses and other liabilities was payable to affiliates for clearance and execution services in the amount of $68,000 at December 31, 2019.

The Company participates in various underwriting activities for its affiliates. At December 31, 2019, the related receivables of $1,688,606 were included in other assets in the statement of financial condition.

The Company earns revenues from investment advisory services performed for certain affiliates under service level agreements. At December 31, 2019, receivables of $537,212 was included in receivables from affiliates in the statement of financial condition.

The Company also pays for services such as management, administrative support services, systems and risk management received from its affiliates including the Parent and the Ultimate Parent under service agreements. At December 31, 2019, payable of $117,119 was included in accrued expenses and other liabilities.

In addition, the Company also provides operational services to its New York affiliate, which also makes certain payments on behalf of the Company and the Company remits the payment later. Receivables from and payables to its New York affiliate arising from the above arrangements are settled net. At December 31, 2019, the net receivable from the New York affiliate of $586,803 was included in receivables from affiliates in the statement of financial ondition.

Membership in Exchange -The Ultimate Parent was approved under CME Rule 106.1, as an Affiliated Member Firm and owns the membership under this rule. The Company is a clearing member of the CME

at no cost since the membership is owned by the Ultimate Parent and the business is performed exclusively for its benefit.

11. INCOME TAXES

The Company is included in the consolidated federal tax return and the combined state and local tax returns of the Parent'

As of December 31, 2019, the Company had net deferred tax assets of $6,365,183 (deferred tax liability was immaterial). The net deferred tax assets are principally related to state net operating losses and accrued expenses. The Company has demonstrated the ability for current and future positive earnings. Therefore, it is considered more likely than not that the Company will generate sufficient future taxable income to realize these deferred tax assets. Accordingly, a valuation allowance against the Company's deferred tax assets is not needed.

The Company received IRS correspondence for tax year 2014 reflecting no adjustment to the liability for the period under examination. The Company remains subject to income tax examination by the Internal Revenue Service for years 2015 and after and state examinations for years 2011 to 2013 and 2015 and after. The Company is also subject to city examinations for years 2011 to 2013 and 2015 and after. No uncertain tax positions have been accrued as of December 31, 2019.

12. DEFERRED COMPENSATION AND BENEFIT PLANS

The Company is a participant, in conjunction with other affiliates, in a defined benefit pension plan and post-retirement benefit plan sponsored by Banco Santander S.A., New York Branch (the "Plan Sponsor"), covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. As of December 31, 2019 the Company's share of pension liability of $815,321 was included in accrued compensation and benefits in the statement of financial condition.

The Company also participates with other affiliates, in an employee deferred compensation plan sponsored by Santander Holdings USA, covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

In 2010, the Ultimate Parent established and approved a deferred compensation plan that the Company participates in. At December 31, 2019, deferred compensation liability of $4,329,851 was included in accrued compensation and benefits in the statement of financial condition.

13. REGULATORY CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method pursuant to Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $1,000,000.

As a FCM, the Company is subject to minimum financial requirements pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of regulatory capital equal to the greater of $1,000,000, or 8% of the domestic and foreign domiciled customer risk maintenance margin performance bond requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

As an OTC IRS clearing member, the Company is required to maintain a minimum capital with CME in the amount equal to the greater of the CFTC or SEC capital requirement, $50,000,000, or 20% of aggregate performance bond requirements for all customer and house accounts containing CME-cleared IRS positions.

As of December 31, 2019, the Company's net capital pursuant to CEA CFTC 1.17 capital requirement (FCM 8%) of $106,761,904 resulted in a greater regulatory net capital requirement than the SEC and CME 20% minimum requirement. As of December 31, 2019, the Company had regulatory net capital of $463,950,283, which was $357,188,379 in excess of the net capital requirement of $106,761,904. .

14. SUBSEQUENT EVENTS

The Company has evaluated events and transactions through March 2, 2020, the date on which these financial statement are available to be issued. The Company did not note any subsequent events requiring disclosures in or adjustment to the financial statement.